THE CALCULATED MOVIE

2021 Report

Dear investors,

We have a deep sense of gratitude and loyalty to our first investors who not only invested in our first motion picture Calculated, but perhaps unknowingly gave us the initial capital we needed to start OneDoor Studios. Without you, we would not have gotten the lift we needed to launch our startup production company. We are proud and excited to reveal the next phase of our plan, which is not simply to fund the sequels to Calculated and our other projects, but to disrupt the film industry with what we believe is the first fractionalized share offering platform opening the door for everyone to invest in global studio released motion pictures and series. One Door. Along with this, we are also proud and excited to reveal the offering for a new streaming distribution company that has been a long time in coming, one which we believe will become a multi billion dollar company. Our gratitude to our initial investors, and those soon to join us, is deep, sincere, and heart felt. Thank you!

We need your help!

Our investors continue to provide encouragement and support as we move forward to raise development funds for our other projects, starting with Calculated's sequels. Their word-of-mouth sharing of our project offerings with their friends and family cannot be overestimated in value. It is through this kind of organic, natural sharing with friends and family that laid the foundation for our community growing into the strong, vibrant, encouraging and empowering family it has become.

Sincerely,

Stephen Wollwerth
President

John Lee
Executive Chairman

Jason Brents
CEO

Our Mission

We want to see CALCULATED become one of the next global YA motion picture breakouts like the HUNGER GAMES and DIVERGENT franchises. We aim to see each of its major motion pictures hit blockbuster levels in global box office earnings, inspiring a subsequent streaming series. These objectives are forward looking, cannot be guaranteed, and may never be realized.

See our full profile

How did we do this year?

Report Card

A+

The Good

Built a community of positive and encouraging investors that we are incredibly proud to have as partners on our 1st film.

We anticipated raising the capital in 20 months, and were able to raise it in nearly half that time.

Our partnership with Legion M far exceeded our expectations. Paul Scanlan and his team are a stellar group to work with.

The Bad

The unusually high number of productions due to Covid delays slowed down our ability to land an A-list screenwriter.

Our raise became stagnant. But, this led to our partnership with NCOSE, helping us to fight against human trafficking.

When Apple stopped sharing information with Facebook, our ability to market Calculated stopped overnight.

2021 At a Glance

January 1 to December 31

$0
Revenue

-$489,919
Net Loss

$4,967
Short Term Debt

$2,350,000
Raised in 2021

$1,130,007
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual

results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Calculated Development LLC exclusively develops the young adult CALCULATED book series into a wide-audience global motion picture franchise for distribution by major global studios, distributors and streaming systems.

We want to see CALCULATED become one of the next global YA motion picture breakouts like the HUNGER GAMES and DIVERGENT franchises. We aim to see each of its major motion pictures hit blockbuster levels in global box office earnings, inspiring a subsequent streaming series. These objectives are forward looking, cannot be guaranteed, and may never be realized.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Calculated Development LLC was incorporated in the State of Utah in November 2020.

Since then, we have:

- A film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers.
- A $2 million development fund for a major motion picture with a budget of $50-60 million.
- Investors recoup 110% of their investment before filming begins.
- Then, after studio release of the motion picture, investors make 50% of the ongoing profits.
- A team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue.
- Relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate.
- A team committed to share 25% of their profits with NCOSE, a top organization fighting human trafficking.

Historical Results of Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,562,332, including $1,130,007 in cash. As of December 31, 2020, the Company had $62,325 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $489,919 and net losses of $2,800 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $354,967 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 16 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 month. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Calculated Development LLC cash in hand is $1,034,600, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,700/month, for an average burn rate of $20,700 per month. Our intent is to be profitable in 27 months.

Since the date our financials cover, on February 11, 2021, "Calculated," CDL's first foundational novel, was released and has become a top ten selling Amazon novel in three of its core categories, expanding Calculated's brand, value and investment income. Since CDL's WeFunder launch, the second novel in the Calculated series, "Simulated," has performed similarly in the market, advancing its sales and the audience awareness of the motion picture franchise, as has "Activated", the third installment in the series. Calculated's value and potential investment income is now rising stronger than ever with its first three novels in the marketplace.

In February of 2022 we attached to Calculated Ann Peacock, the award-winning screenwriter especially known, among her 11 screenwriting credits, for her film "The Chronicles of Narnia: The Lion, the Witch and the Wardrobe." To date she is deep into writing Calculated's script, a master screenwriter handling a masterful story.

Thus far, development costs include the fees incurred to produce feasibility reports, book rights options, legal fees, promotional materials, advertising costs. These costs are capitalized until the film is ready for amortization, consistent with Accounting Standards Codification 926, Entertainment—Films—Other Assets—Film Costs.

CDL forecasts raising CALCULATED's full $2 Million development costs through investors on Wefunder. Through most of the two development years, an estimated $700,000 will be spent on screenwriters, legal and related expenses. Just prior to CDL's pre-set production bank loan engagement, CALCULATED's studio-approved director and cast attachment fees will be released, in amounts representing 10% of these talents' full fees. These combined talent-holding fees should not exceed $1.3 million. After CALCULATED'S release, its projected producer's revenue is forecasted to total $104 million over three years. These projections cannot be guaranteed.

Technically we are not profitable yet. Ours is a similar business model to that used in commercial real estate. The profit is transactional as opposed to gradual (as seen with a technology company). It takes time to creatively develop the property and set up all the business and distribution relationships. Then, when all is ready, the project is released to the market, and profits come in over a shorter period of time. The timing of all of this is described in the sections above.

Income from the consulting branch of OneDoor Studios, the parent company of Calculated Development LLC, is available if needed. However, the company's chief income sources are from CALCULATED's theatrical, streaming and many other ancillary income sources.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -31%** **Earnings per Share: -$24,495.95**

Revenue per Employee: $0 **Cash to Assets: 72%** **Revenue to Receivables: ~** **Debt Ratio: 23%**

Calculated_Development_LLC_Footnotes.pdf

Calculated_Development_LLC_CPA_Audit_Letter_2020_financials_4-6-2021.pdf

We ❤ Our 1215 Investors

Thank You For Believing In Us

John Bemis
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Angela B
Lisa A Robison
Esther Driscoll
Brian Harlan
Michael Lee
David M. Kors
Benjamin Everhart
Amber Evans
Barbara Lekes
Christina Macbeth
Richard Strieck
Domain LLC
Phyllis Lamken
Ami Vaughan
Emma Radovich
David Ramnarain
Ryan Knight
Xi Yang
Thomas Dryden
TJ Warfield
Susan Lasky
Chere Wood
Tom Buhler
Thomas Braxton
Amber Evans
Martin William Flaherty
Demetri L Roberts
Michael Chapman
Le Ru Film International
Maryann Candito
Ronda Williams
Kaji Smith
Patrick Smith
Kyle Wong
David Wimmer
Darius Ford
Mark Sargent
Darryl Spencer
Sharonda Muwwakkil
Rock Brents
Shannon Quarles
Latysha Cameron
Scott Stoner
Curtis Callaway
Carlos Gonzalez-Rivera
Lisa Kahn
Lillia Greutman
Josiah Brents
Sharonda Muwwakkil
James Charleston II
Richard J Patrissi
Charles Marcus Eddings
Brian Carroll
Ana RUBBO
Amanda Steadman
Samer Sakran
Aaron Loken
Mantoshe Devji
Jeff McSwain
Noe Vasquez
Segiu Badragan

Dawnita Munshaw
Robin Ruiz
Theresa Strain
Joseph P Crotty
Michael C BAZAREWSKY
Stefan Schwark
Claire Davalos
Sharon Watts
Tristan Assimos
Drew Wilkinson
Julie Wong
Tony Shanks
Kurt Klein
James Morphew
Michael Lynch
Michael Schor
Daniel Ray Wyrick
Rhoda Landers WALTON
Monica Turner
Debby C Lin
Catherine Gaspard
David Bradford
Constantin Caparos
George Alexander Lofgren
DOTTY HUDSON
Hari Dahal
Kristopher Layh
Sreekala Balasubramanian
Jeffrey Joe Marcum
Caleb Flores
Billy Brown
Erick L Burgess
Rishi Singh
David Finch
Steve Saucedo
Jonathon D. Getsinger
Scott Orth
Larry Joe Joines Jr
Barbara Nordquist
Nicholas Young
Sharon Watts
Lasitha Gunasinghe
Chris Fraser
Damario Pray
Jonathan Wayne Greener
Timothy SCHOLL
Vijayakumar Aluru
Joseph Beckhorn
Abby Greutman
Nishant Shah
Danny Mathis
Michael Sheneman
Nancy Hart
Israel Fixon-Owoo
Juliet Nyenke
Akilah Rogers
Nicholas Young
Alfred Starnes
Ava Yockey
Priscilla Vasquez
Chakrapani Innamuri

Gagan Suryavanshi
Joshua Littlejohn
Matthew Sumpter
Wayne Berry
Paula DiSante
Brian Lallement
Harold O. Batson Jr
Ann Klauber
Joe Sanders
Mark Weaver
Chris Sehy
Colleen Bauer
Eric Hertica
Carina Martin
John R Schroeder
Chris Neske
Sebastian Anderson
Angelica Petersen
Lemuel E Day
Marni Sullivan
Bobby Evans
Joshua Chodniewicz
John Studenka
Teresa Denton
Phoebe Brimer
Debbie Pryse
Evan Devereaux
Tom Hall
Sean Thompson
Ben Beitzel
Kevin Welch
Lucille Faciane
Diane Jackson
Phillip Venables
Shatika Jean-Louis
Tony Verruso
Bethany Greutman
Simon Adler
Raoul Watson
Matthew Rostermundt
Marni Sullivan
Henry Brown
Tony Arcus
Ron Phillips
Michael Matejka
Damian Palowitch
Harold Tonkin
Laurence Garnsey
Ryan Sagers
Hector Tijerino
Hung Luu
Tyler Harman
Toni Kohler
Lily Yasinskaya
Elijah Brents
Jennifer Carroll
Larry Iaccino
Nigel Ballard
Lakshmi Sowjanya Inturi
Amber Frit

Shannon Quarles
Amy Hucke
Teresa A. Moore
Amanda Bardisbanian
Charles Jacobs
Anita Wilson
David Lover
Renee Roy
Cynthia Brinkman
Timothy RANSON
June Kashiwada
John Schulz
Kila Kitu Garrett
Keith Inchierca
Eric Schaefer
Hector Tijerino
Robert Labelle
Brian Anderson
Bryan GARDNER
Chris Kelle
Sharonda Muwwakkil
Margaret A Sullivan
Amy Piper
Stephen Erwin
Joseph Anthony
Siddharth Vashist
Tori Bragg
Jerry M Watson
James Hawkins
Jesse Spears
Eduardo Chavez
David R Kingsley
Jason Jones
Ben Dao
Anissa Kirkling
Joel Swedlund
Melody Vo
Rajesh Kalapurakunnel Va...
Ho Pun
Lilia Brents
Joseph P Crotty
Ryan Knight
David Phipps
Galina Lanyak
Nancy Marie
Larry Solomon
Eric Johnson
Nadia Sherman
Erick L Burgess
Amber Evans
Kathy Yoon Lee
Edward Sean Devlin
David Gorman
Idika Ubi
Jonathan Green
Eric Baldridge
Input Group
Pablo Amador
Hieu Nguyen
Doug Parks

Mary F-O
Erick L Burgess
Adam Wallowiak
Charles Crain
Jason Empie
Jose Estrada
David Lover
Matthew Antill
Walter C. Sladek II
Timothy Turc
Gina M Hendershot
Aaron Beatty
Kimberly Zimmerman
Alexandre Thivierge
Tracy Olanyk
Amber Gardner
Pamela Howley
Herman Hartman
Zack Van Prooyen
Richie Johnson
Hans Sono
Annette Gioe
Chelsea Maureen Brown
James Adam Carter
Matthew L Walker
Teddy Phillips
Christopher Mejia
Zirwatul Amal Binti Abdul...
David Martinelli
Xi Yang
Eric Purcell
Joseph Yawe
Thomas J Neaman Jr
Reid S Stayner
Holly Gangell
Quan Vuong
Paul Hoffmeister
Valerie Notess
Thomas Elisher
Mark Johnson
Hannah Ruth Lowery
David Dez Pitt
Ingrid Privette
Stephen Erwin
William Callister
Robert D Cable
Jason Sondgroth
Terralee Michele Thornhill
Alexander Alstock
Boulkoroum FARID
Pooja Mirchandani
Barbara Price
Matthew Kelsay
Zack Fender
Eric Hertica
Manish Merchant
Vanessa Vaughn
Zain Gillani
Yogendre Kumar Patel
John Foti

Thank You!

From the The Calculated Movie Team



Jason Brents
CEO



John J. Lee, Jr.
Executive Chairman



Stephen Wollwerth
President



Jill Stutzman
Office Manager



Thomas Elisher
Project Manager

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called Hope for the Holidays.

With 18+ years of experience in administrative and customer service roles, Jill is the consummate project manager. She excels at managing schedules and focusing on details, and she does it all with determination and a professional, positive attitude.

Thomas has several years of high-level project management experience developing tools and standard operating procedures to maintain the scope, schedule, and budget for dozens of concurrent projects.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jason Brents	Film Producer @ Self Employed	2020
Stephen Wollwerth	Film Producer @ Self Employed	2020
John Lee	Film Producer @ Self Employed	2020

Officers

OFFICER	TITLE	JOINED
Jason Brents	CEO	2020
Stephen Wollwerth	President	2020
John Lee	Chairman	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
One Door Studios, LLC	20,000 Common Units	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2021	$500,000		Section 4(a)(2)
11/2021	$350,000		Section 4(a)(2)
11/2021	$25,000		Section 4(a)(2)
12/2021	$1,475,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	20,000	20,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Though the global pandemic of COVID 19 continues to present the film industry with serious and tangible challenges, IT SHOULD HAVE LITTLE OR NO ADVERSE AFFECT ON CALCULATED'S DEVELOPMENT. It is possible that another outbreak could slow or stop the production of CALCULATED for unknown periods of time. This may adversely affect the producing team's ability to complete the production. Likewise, a theatrical release may not be possible given the potential global shut down of theaters were there another outbreak.

We have indemnified our officers and directors, to the fullest extent permitted by law, from liability for actions (and omissions) taken (or not taken) in good faith and reasonably believed to be in the best interest of the Company. Thus, investors may have a more limited right of action than they would have had in the absence of such indemnification agreements and, if successful, damages may ultimately be paid by the Company itself.

The investment agreement that investors must sign to purchase units in this offering requires that disputes be submitted to binding arbitration and that investors waive their rights to a jury trial and to participate in a class action. These provisions could result in less favorable outcomes to a plaintiff-investor involved any such action.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

With limited exceptions, an investor may not sell, transfer, assign, pledge or otherwise dispose of or encumber any of the units purchased in this offering, or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the consent of the Company. The units sold in this offering are subject to a minimum one-year holding period under federal securities law. The units are also subject to a "right of first refusal" in favor of the Company, which could have the effect of suppressing their market price. There is no secondary market for the units sold in this offering, and none is expected to develop. Thus, investors will not be able to liquidate their investment in the event of an emergency or for any other reason or rely on their units as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

Neither this offering nor the units being offered have been registered under the securities laws of the United States or the laws of any state or foreign jurisdiction, and no government agency or regulator has recommended or approved any investment in the units.

All management authority of the Company is vested in our officers, who are appointed by our management directors and act in accordance with their strategic guidance and decision-making. Both before and after the conclusion of this offering, the sole holder of our units is One Door Studios, LLC, the managers of which are also the officers and directors of the Company.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

Our success in achieving our objectives depends on the value of other entertainment media that is comparable to our film projects (primarily theatrically-released films, streaming video and home media, and cable and network television) in the U.S. and major international territories. If the value of comparable entertainment media decreases relative to current market values, we may not be profitable. Compounding this risk, in order for one of our film projects to generate income, it must obtain production financing, which is generally secured by production incentive programs, brand relationships, pre-sold ancillary and theatrical licensing agreements and the value of unsold international territories. Decreases in the market value of these items may raise the cost of such financing or even preclude us from obtaining such funding, in which case we may not be profitable.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

The commercial success of any film project depends on the relative quality and market acceptance of other competing media content released at or near the same time, the availability of alternative forms of entertainment and leisure activities, general economic conditions at the time and other tangible and intangible factors, all of which are subject to change and generally cannot be predicted in advance.

The commercial success of a film project depends on obtaining a distribution agreement with a distributor for that project. Distributors considering such an arrangement will conduct their own internal "greenlight" study of the project, and there is no guarantee distributors will concur with the our own determinations regarding estimates, projections, outlook, etc. for our projects.

We intend to sell our developed projects to production companies, which depends upon our ability to obtain the financing necessary for the production companies to purchase our developed projects. Moreover, our share of future income from the exploitation of each of our projects may vary substantially from our projections. While we believe such estimates and projections are reasonable, no assurance can be given that we will succeed in obtaining the projected results, and there is no guarantee that, even if produced, a film project will ultimately generate any net profits.

We may seek debt financing to manage our cash flow or accelerate the development of one or more of our projects. If such debt is secured by rights to a film project and we are unable to meet our obligations under the financing arrangements, the secured party may be able to foreclose on its rights to that project or we may be forced to dispose of the project prematurely. These occurrences could force us to record substantial losses.

We may require additional financing, beyond the amounts raised in this offering, to complete development of our film projects. There can be no assurance that such additional financing, if required, will be available to us.

The development and production of film and television projects can take several years or more. A significant amount of time may elapse between the expenditure of funds by the Company in development of our projects and the receipt of revenue from their distribution. Other investment opportunities may offer greater returns after discounting for time. The likelihood of experiencing other risks described herein could increase the longer it takes to develop our projects.

Other, larger film and television development and production companies are able to partially reduce their risk of incurring operating losses by simultaneously developing numerous projects that span multiple genres, audiences, markets and platforms. We only have the rights to, and currently only intend to develop, six film projects. This concentration makes us more susceptible overall to the risk of loss if a particular project is unsuccessful. In order to be profitable, we believe that we must successfully develop at least two of our six projects.

Motion picture, streaming and television content development, production and distribution are highly competitive. Our primary market competitors are "major" film studios, numerous independent motion picture, streaming and television production

studios, numerous independent motion picture, streaming and television production companies, television networks and subscription-based television services, all which will compete with us for the acquisition of literary properties, the services of writers, performing artists, directors, producers and other creative and technical personnel, and production financing. Many of these competitors have significantly greater financial and other resources than the Company. For any of our film projects, it is possible that the unique writing, acting or directing talent necessary for such project may be unavailable or that we may be unable to successfully negotiate for the services of such personnel.

The film and television industry is complex, dynamic and highly competitive. Negotiating with major motion picture directors and performing talent is a sophisticated process. Obtaining a position for a film project on the theatrical, streaming and/or television network distributor release schedules in a "major territory" is logistically challenging and involves competition with many other projects. Negotiating production-incentive relationships, brand relationships, ancillary rights, international licensing and pre-sales of a film project, qualifying a project for production completion bonds, and "banking" a project's respective licenses and contracts are complex processes that are unpredictable and highly reliant on the expertise and personal relationships of the our key personnel.

Our operations substantially depend upon the skill, judgment and expertise of our small management team. In the event of the death, disability, or departure of one of our key personnel, our business could be adversely affected. Our executives will devote such time and effort as they deem necessary for the efficient conduct of our business; however, they may be involved with other entertainment production activities from time to time and may not devote all of their time to the business of the Company.

The Company was only recently formed, so has limited operating history that prospective investors can use to evaluate our performance. Though our executives have previously developed other film and television projects, each project is unique and their past performance is not necessarily indicative of future results for different projects. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

Our financial success is dependent on a number of factors both within and beyond our control. The market appeal and profitability of each of our film projects depends upon the creation of compelling campaigns, the purchase of adequate advertising saturation, the execution of social media campaigns and acceptance by audiences and critics, all of which require skills and none of which can be delivered with certainty. Only a small percentage of film and television projects are ever distributed, and even those projects which are distributed are not always profitable. Any project that we develop, whether alone or in conjunction with the other projects, may not generate sufficient revenues from its distribution and other exploitation to generate a profit or repay development expenses. It is possible we could incur significant development and operating costs with respect to a project without ever reaching a sale and/or distribution agreement for that project.

We depend on outside entertainment talent providers, who may or may not have yet been engaged by us, and who generally will not be officers or employees of the Company. Though we maintain relationships with a broad array of industry veterans, the loss of any independent talent providers, particularly members of the development team, could adversely affect our ability to conduct our operations and realize our projections.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the

Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Calculated Development LLC

- Utah Limited Liability Company
- Organized November 2020
- 6 employees

4320 Modoc Rd., Suite F
Santa Barbara CA 93110

http://www.Calculated.movie

Business Description

Refer to the The Calculated Movie profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Calculated Movie has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.